WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FOR THE FIRST QUARTER ENDED
September 30, 2006
(unaudited)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	Sep 30 2006	June 30 2006
ASSETS
Current
Cash	$10,515,376	$11,397,885
Temporary investments	2,158,804	2,107,699
Receivables (net of allowance - $Nil; June 30, 2006 - $NIL)	133,333	117,490
Prepaid expenses	48,111	49,370
Total Current Assets	12,855,624	13,672,444
Mineral property interests (Note 3)	2,809,295	2,799,619
Deferred exploration costs (Note 4)	4,259,830	3,864,359
Restricted reclamation bonds (Note 8)	238,081	234,783
Equipment	1,062,166	930,853
Total Assets	$21,224,996	$21,502,058

LIABILITIES
Current
Accounts payable and accrued liabilities	$172,704	$315,515
Due to related parties (Note 6)	100,529	118,002
Total current liabilities	273,233	433,517
Asset retirement obligation	165,985	165,985
Total Liabilities	439,218	599,502

SHAREHOLDERS’ EQUITY
Capital stock (Note 5)
Authorized: unlimited common shares without par value
Issued and outstanding 59,384,972 (June 30/06 – 59,384,972)	33,630,385	33,630,385
Contributed surplus	3,217,240	3,153,572
Deficit accumulated during the exploration stage	(16,061,847)	(15,881,401)
Total Shareholders’ Equity	20,785,778	20,902,556
Total liabilities and shareholders’ equity	$21,224,996	$21,502,058

Approved by the Board:

Director:	Director:

“John M. Leask””	“Megan Cameron-Jones””
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited – prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30

	Cumulative
	Amounts from	2006		2005
	Inception on
	Dec 18, 1986
	to Sep 30, 2006	Quarter to Date	Year to Date	Quarter to Date	Year to Date
EXPENSES
Amortization	$228,500	$8,355	$8,355	$8,657	$8,657
Audit	285,423	30,000	30,000
Bank charges & interest	26,649	300	300	1,863	1,863
Consulting	1,311,525	27,898	27,898	30,995	30,995
Consulting – stock-based compensation	3,327,514	63,668	63,668	26,766	26,766
Investor relations & shareholder info	688,476	22,502	22,502	29,616	29,616
Legal	644,541	2,910	2,910	8,962	8,962
Management fees	1,503,910	66,000	66,000	66,000	66,000
Office & miscellaneous	769,764	16,094	16,094	26,999	26,999
Rent	352,068	13,869	13,869	13,394	13,394
Telephone	209,047	4,832	4,832	5,896	5,896
Transfer agent & listing fees	307,267	1,670	1,670	4,630	4,630
Travel & entertainment	517,216	11,879	11,879	38,384	38,384
Wages & benefits	851,251	20,180	20,180	22,544	22,544
LOSS BEFORE UNDER-NOTED ITEMS	(11,023,151)	(290,157)	(290,157)	(284,706)	(284,706)
`
Interest income	1,424,929	129,195	129,195	28,877	28,877
Gain (loss) on foreign exchange	127,506	1,932	1,932	(21,434)	(21,434)
Option payments received (net)	633,519			13,617	13,617
Gain on disposal of equipment	13,867
Unrealized recovery (loss) on temporary
investments	(10,296)	(1,450)	(1,450)	301	301
Gain on disposal of temporary
investments	166,591
Write-off of deferred exploration costs	(3,580,555)	(19,966)	(19,966)	(38,712)	(38,712)
Write-off of mineral property interests	(3,814,257)
LOSS FOR THE PERIOD	$(16,061,847)	$(180,446)	$(180,446)	$(302,057)	$(302,057)

Loss per common share		$(0.003)	$(0.003)	$(0.005)	$(0.005)

Weighted average number of common
shares outstanding		59,384,972	59,384,972	57,658,497	57,658,497

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
Unaudited –prepared by management (Expressed in Canadian Dollars)
(Expressed in Canadian Dollars)
For the period ended September 30 - Canadian Funds

	Number				Contributed
	of Shares		Price	Amount	Surplus	Deficit	Total

Balance, Jun 30, 2006	59,384,972	$		$33,630,385	$3,153,572	$(15,881,401)	$20,902,556
Stock-based compensation					63,668		63,668
Loss for the period						(180,446)	(180,446)
Balance, September 30, 2006	59,384,972			$33,630,385	$3,217,240	$(16,061,847)	$20,785,778

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30 – Canadian Funds

		2006		2005
	Cumulative
	Amounts from
	Inception on
	Dec 18, 1986
	to Sep 30/06	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows from Operating Activities
Loss for the period	$(16,061,847)	$(180,446)	$(180,446)	$(302,057)	$(302,057)
Items not affecting cash:
Amortization	228,500	8,355	8,355	8,657	8,657
Write-off of deferred exploration costs	3,580,555	19,966	19,966	38,712	38,712
Write-off of mineral property interests	3,814,257
Stock-based compensation	3,327,514	63,668	63,668	26,766	26,766
Gain on disposal of equipment	(13,867)
Unrealized (recovery) loss on temporary
investments	10,296	1,450	1,450
Loss (gain) on disposal of investments	(166,591)
Shares issued for management bonus	150,000

Changes in non-cash working capital
Decrease (increase) in prepaid exp.	(48,111)	1,259	1,259	17,581	17,581
Increase in receivables	(133,333)	(15,843)	(15,843)	(264,958)	(264,958)
Increase (decrease) in accounts payable
& accr. liabilities	359,287	(17,097)	(17,097)	(158,753)	(158,753)
Increase (decrease) in due to related
parties	100,529	(17,473)	(17,473)	92,353	92,353

Net cash used in operating activities	(4,852,811)	(136,161)	(136,161)	(541,699)	(541,699)

Cash Flows from Financing Activities
Issuance of capital stock	32,724,773			6,238,933	6,238,933

Net cash provided by financing activities	32,724,773			6,238,933	6,238,933

Cash Flows from Investing Activities
Acquisition of mineral property interests	(6,083,105)	(33,698)	(33,698)	(148,344)	(148,344)
Deferred exploration costs	(7,725,155)	(446,192)	(446,192)	(402,276)	(402,276)
Restricted reclamation bond posted	(244,411)	(9,628)	(9,628)	(12,224)	(12,224)
Acquisition of temporary investments (net)	(1,922,509)	(12,555)	(12,555)	(4,660,392)	(4,660,392)
Proceeds from disposal of equipment	58,141
Acquisition of equipment	(1,439,547)	(244,275)	(244,275)	(18,263)	(18,263)

Net cash used in investing activities	(17,356,586)	(746,348)	(746,348)	(5,241,499)	(5,241,499)

Increase (decrease) in cash during the
period	10,515,376	(882,509)	(882,509)	455,735	455,735

Cash, beginning of period		11,397,885	11,397,885	282,459	282,459

Cash, end of period	$10,515,376	$10,515,376	$10,515,376	$738,194	$738,194

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30 – Canadian Funds

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify ore bodies, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Sep 30, 2006	Jun 30, 2006

Working capital	$12,582,391	$13,238,927
Deficit	(16,061,847)	(15,881,401)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended June 30, 2007.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2006.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 2

Asset retirement obligations

Effective July 1, 2004, the Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset.

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2006	Additions		Recovery	Sep 30, 2006

Nevada Properties
Benmark	$81,118	$14,022	$		$95,140
Celt	284,919				284,919
Cottonwood	160,214	15,844			176,058
Fye Canyon	173,825	1,503			175,328
Gold Bar Horst	149,237	25,659			174,896
Gold Pick	24,556	3,786			28,342
Goldstone	32,309	8,694			41,003
Hunter	136,891	6,730			143,621
Ian	31,317	7,852			39,169
Knolls	86,102	25,239			111,341
McClusky Pass	134,460	34,073			168,533
New Pass	419,732	15,003		(111,069)	323,666
Pat Canyon	108,797	24,958			133,755
Patty	108,402				108,402
Slaven Canyon	365,427	47,822			413,249
South Cabin Creek	47,389	11,778			59,167
Squaw Creek	270,261	21,172		(181,388)	110,045
Tonkin Summit	129,663	26,080			155,743
Other	55,000	11,918			66,918
Total Nevada Properties	$2,799,619	$302,133		$(292,457)	$2,809,295

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 3

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties

New Pass Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure Enterprises Inc. (“Bonaventure”) whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 100,000 shares received during the period). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Squaw Creek Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 100,000 shares received during the period). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

4.	DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	Jun 30,		Sep 30,
By Type of Cost	2006	Additions	2006

Assays	$883,710	$22,286	$905,996
Consulting	3,448,571	116,739	3,565,310
Drafting and report preparation	443,562	764	444,326
Drilling	4,578,673	277,352	4,856,025
Field operations	999,469	39,657	1,039,126
Reclamation	368,170	2,260	370,430
Recording	80,079		80,079
Supervision	391,707	3,787	395,494
Surveys	810,749	12,261	823,010
Trenching and site preparation	472,708	4,480	477,188
Recovery	(5,222,378)	(64,149)	(5,286,527)
Write-off	(3,390,661)	(19,966)	(3,410,627)

Total	$3,864,359	$395,471	$4,259,830

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 4

	Balance at							Balance at
	June 30,							Sep 30,
By Property	2006		Additions		Recoveries		Write-offs	2006

Nevada Properties
Benmark	$32,131	$		$		$		$32,131
Celt	17,505							17,505
Cottonwood	457,248		51,942					509,190
Fye Canyon	20,811		917					21,728
Gold Bar Horst	147,447		320,728					468,175
Gold Pick	464,861		10,936					475,797
Goldstone	3,864		20,425					24,289
Hunter	34,186		38,996					73,182
Ian	625		4,137					4,762
Knolls	21,359							21,359
McClusky Pass	529,164		4,226					533,390
New Pass	64,149				(64,149)
Pat Canyon	22,846							22,846
Patty	116,710		1,373					118,083
Slaven Canyon	1,806,259		5,940					1,812,199
South Cabin Creek	38,645							38,645
Tonkin Summit	86,549							86,549
General exploration			19,966				(19,966)

Total Nevada Properties	$3,864,359		$479,586		$(64,149)		$(19,966)	$4,259,830

5.	CAPITAL STOCK

Authorized: unlimited common shares without par value.

Share Issuances

There were no shares issued during the period.

Warrants

At September 30, 2006, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$ 2.50	December 20, 2006

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 5

Stock options

Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods.

At September 30, 2006, the following incentive stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date

755,500	$ 0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
150,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
2,000,000	1.91	January 10, 2011
5,120,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price
Balance, June 30, 2006	5,120,000	$ 1.00

Balance, September 30, 2006	5,120,000	1.00

Number of options currently exercisable	5,007,500	$ 0.98

6.	RELATED PARTY TRANSACTIONS

During the year to date, the Company paid management fees in the amount of $66,000 (2005 - $66,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $26,921 (2005 - $28,840) to directors and officers of the Company and companies controlled by directors. Of that amount, $26,921 (2005 -$28,840) is included or written off to deferred exploration costs.

During the year to date, the Company paid administrative consulting fees in the amount of $34,009 (2005 -$27,678) to officers and directors of the Company and a company controlled by a director.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 6

Amounts payable to related parties at September 30, 2006 aggregated $100,529 (June 30, 2006 - $118,002). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	SEGMENTED INFORMATION

The Company’s one reportable segment is the exploration and development of mineral properties. Geographical information is as follows:

				Mineral
				Property
				Interests and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets

September 30, 2006
Canada	$12,818,078	$23,092	$		$12,794,986
United States	8,406,918	1,039,074		7,069,125	298,719

	$21,224,996	$1,062,166		$7,069,125	$13,093,705

June 30, 2006
Canada	$13,637,654	$24,639	$		$13,613,015
United States	7,864,404	906,214		6,663,978	294,212

	$21,502,058	$930,853		$6,663,978	$13,907,227

	2006			2005

	Quarter	Year		Quarter	Year
	to Date	to Date		to Date	to Date

Loss before other items:
Canada	$247,138	$247,138		$237,383	$237,383
United States	43,019	43,019		47,323	47,323

	$290,157	$290,157		$284,706	$284,706

8.	RESTRICTED RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for restricted reclamation bonds on its mineral properties. These restricted reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 7

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the period (2005 - $Nil) include the acquisition of 200,000 common shares of Bonaventure Enterprises Inc. (assigned a value of $0.20 per share) as per the terms of option agreements (Note 3). Included in accounts payable are $81,296 (2005 – $171,136) related to deferred exploration costs, $24,721 (2005 - $Nil) related to acquisition of equipment and $Nil (2005 - $25,047) related to reclamation bonds. Included in accounts receivable are $Nil (2005 - $109,979) related to deferred exploration costs and $Nil (2005 - $87,202) related to acquisition of mineral property interests.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	September 30, 2006				June 30, 2006

	Balance,			Balance,	Balance,			Balance,
	Canadian			United States	Canadian			United States
	GAAP		Adjustments	GAAP	GAAP		Adjustments	GAAP

Temporary investments	$2,158,804		$58,762	$2,217,566	$2,107,699		$48,282	$2,155,981
Other current assets	10,696,820			10,696,820	11,564,745			11,564,745
Mineral property interests	2,809,295		(2,030,156)	779,139	2,799,619		(2,032,127)	767,492
Deferred exploration costs	4,259,830		(4,259,830)		3,864,359		(3,864,359)
Equipment	1,062,166			1,062,166	930,853			930,853
Restricted reclamation bonds	238,081			238,081	234,783			234,783

	$21,224,996		$(6,231,224)	$14,993,772	$21,502,058		$(5,848,204)	$15,653,854

Current liabilities	$273,233	$		$273,233	$433,517	$		$433,517
Asset retirement obligation	165,985			165,985	165,985			165,985
Shareholders' equity	20,785,778		(6,231,224)	14,554,554	20,902,556		(5,848,204)	15,054,352

	$21,224,996		$(6,231,224)	$14,993,772	$21,502,058		$(5,848,204)	$15,653,854

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 8

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Cumulative
	Amounts from
	Inception on	Three Month	Three Month
	Dec 18, 1986 to	Period Ended	Period Ended
	Sep 30, 2006	Sep 30, 2006	Sep 30, 2005

Loss for the period, Canadian GAAP	$(16,061,847)	$(180,446)	$(302,057)
Adjustments:
Mineral property interests	(2,030,156)	1,971	(119,672)
Deferred exploration costs	(4,259,830)	(395,471)	(624,679)
Increase in temporary investments	58,762	10,480	841

Loss for the period, United States GAAP	$(22,293,071)	$(563,466)	$(1,045,567)

Basic and diluted loss per share, United States GAAP
		$(0.01)	$(0.02)

Weighted average number of common shares outstanding,
United States GAAP		59,384,972	57,658,497

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Cumulative
	Amounts from
	Inception on	Three Month	Three Month
	Dec 18, 1986 to	Period Ended	Period Ended
	Sep 30, 2006	Sep 30, 2006	Sep 30, 2005

Cash flows used in operating activities, Canadian GAAP	$(4,852,811)	$(136,161)	$(541,699)

Acquisition of mineral property interests	(5,474,566)	(19,356)	(119,672)
Deferred exploration costs	(7,725,155)	(446,192)	(402,276)
Disposal (acquisition) of temporary investments	(1,922,509)	(12,555)	(4,660,392)

Cash flows used in operating activities, United States GAAP	(19,975,041)	(614,264)	(5,724,039)

Cash flows provided by financing activities,
Canadian GAAP and United States GAAP	32,724,773		6,238,933

Cash flows used in investing activities, Canadian GAAP	(17,356,586)	(746,348)	(5,241,499)

Acquisition of mineral property interests	5,474,566	19,356	119,672
Deferred exploration costs	7,725,155	446,192	402,276
Acquisition of temporary investments	1,922,509	12,555	4,660,392

Cash flows used in investing activities, United States GAAP	(2,234,356)	(268,245)	(59,159)

Increase (decrease) in cash during the period	10,515,376	(882,509)	455,735

Cash, beginning of period		11,397,885	282,459

Cash, end of period	$10,515,376	$10,515,376	$738,194

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 9

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Asset retirement obligations

The Company adopted new accounting and disclosure standards under Canadian GAAP (Note 2) since the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at September 30, 2006 and 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at September 30, 2005. The Company determined there were no asset retirement obligations as at September 30, 2005.

Temporary Investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company's investment in debt securities Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $1,450 included in the consolidated statement of operations. For the period ending September 30, 2006, an excess holding gain of $58,762 (June, 2006 - $48,282) would be recognized under United States GAAP.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended September 30, 2006	Page 10

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

11.	SUBSEQUENT EVENTS

In October 2006, U.S. Gold Corporation filed an S-4 Registration Statement with respect to an anticipated take-over of the Company.

Subsequent to the end of the period, Teck Cominco American Incorporated (“Teck Cominco”) requested and received permission from the Company to amend their exploration expenditure commitment under the Financing and Acquisition Agreement dated October 20, 2004 on the Fye Property. In consideration of the Company granting an extension from December 31, 2006 to March 31, 2007, Teck Cominco will guarantee the US$1,250,000 aggregate expenditure commitment now due by March 31, 2007. Teck Cominco has an option to earn an initial 51% interest in the property by incurring exploration expenditures, and making cash payments in annual increments prior to December 31, 2008.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman, President & CEO	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director, Secretary & CFO
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited common shares	Vancouver, BC, Canada
Issued as at October 31, 2006: 59,384,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V